Filed by Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
(Commission File No. 1-10521)

[The following presentation materials were used during  a conference call held on January 22, 2015 by Royal Bank of Canada to discuss its proposed acquisition of City National Corporation.]

 *  December 2014  [ P R E S E N T A T I O N   T I T L E ]     Cover to come  RBC to acquire City National CorporationEnhances RBC’s U.S. presence and accelerates franchise growth  January 22, 2015  All financial information contained herein is in U.S. dollars unless otherwise noted

 *  Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation (“City National”) by Royal Bank of Canada (“RBC”), the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of RBC and City National. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where RBC and City National do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which RBC and City National operate; judicial or regulatory judgments and legal proceedings; RBC’s ability to complete the acquisition and integration of City National successfully; and other factors that may affect future results of RBC and City National including timely development and introduction of new products and services, RBC’s ability to cross-sell more products to customers and technological changes. We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in RBC’s 2014 Annual Report on Form 40-F and City National’s 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). RBC’s material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading “Overview and Outlook – Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”. In connection with the proposed transaction, RBC will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National and a Prospectus of RBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving RBC and City National will be submitted to City National’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about RBC and City National, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to RBC, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615. RBC, City National, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding RBC’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014. Information regarding City National’s directors and executive officers is available in City National’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.  Caution regarding forward-looking statements

City National enhances RBC's U.S. presence & accelerates growth

Aligns with RBC's strategic goals	▪ City National Corporation ("City National") enhances and complements RBC's presence in the U.S., our second home market ▪ Deep client relationships and sharp strategic focus on two highly attractive client segments: – *High net worth:* Combination of City National's private banking franchise and RBC's U.S. Wealth Management business creates a comprehensive platform to provide complete financial solutions to high net worth clients – *Commercial*: City National is a premier U.S. commercial bank with deep industry expertise and a natural strategic fit with RBC Capital Markets' top 10 investment bank
Premier U.S. private and commercial bank with wealth capabilities	▪ High-touch and branch-light client service model in key high growth markets – Including New York, Los Angeles and San Francisco Bay Area ▪ Strong track record of growth with well diversified and high quality loan portfolio ▪ Attractive deposit franchise, well positioned for rising rates ▪ Fast growing wealth and asset management business ▪ Outstanding management team and strong cultural fit – Russell Goldsmith will continue as Chairman and CEO of City National
Attractive long-term earnings growth while maintaining strong capital position	▪ Combined City National and RBC's U.S. franchise is expected to result in ~$210MM in synergies by year 5 ▪ Significantly levered to higher rates ▪ Expected to be accretive to earnings per share (before amortization of intangibles) in the latter part of year 3 and accretive to earnings in year 2 ▪ No impact to ongoing capital management program; at closing, Common Equity Tier 1 ratio expected to remain broadly in line with current level

2

Transaction highlights

All financial information in U.S. dollars unless otherwise stated

Purchase price	▪ Total transaction value of ~$5.4B at announcement[1] (C$6.6B)[2] ▪ $93.80 in value per City National common share[1], 26% acquisition premium[3]
Consideration	▪ RBC will acquire 100% of City National for ~$2.7B in cash and ~44MM RBC common shares – Approximately 50% cash / 50% share mix at announcement – On average $47.25 in cash and 0.7489 of an RBC common share per City National common share
Structure	▪ City National's headquarters will remain in Los Angeles, California ▪ Russell Goldsmith will continue as Chairman and CEO of City National, reporting to RBC CEO Dave McKay ▪ RBC's U.S. Wealth Management unit and City National will be combined into one line of business to be reported under RBC's Wealth Management segment
Expected closing	▪ Calendar Q4 2015, subject to customary conditions and approvals

(1) Based on RBC's closing price on January 21, 2015 (NYSE: $62.16)
(2) Based on an exchange rate of C$1.23 per U.S. dollar
(3) Based on City National's closing price on January 21, 2015 (NYSE: $74.57)

3

City National – A premier U.S. private & commercial bank

Overview of capabilities

- **Private Banking & Commercial Banking**
  - Delivers customized banking, credit and wealth solutions
  - Expertise in targeted industry verticals
  - National lending platforms include equipment lending, franchise finance and asset-based lending capabilities
- **Wealth and Asset Management**
  - Ranked by Barron's as one of America's top 40 wealth managers for the last 14 years[1]
  - Fast growing provider of investment management and advisory services
- **Relationship-based and high-touch service model**

Unique HNW[2] and commercial client focus

- **Focused on entrepreneurs and professionals, their businesses and families**
- **Businesses:**
  - Private, public and not-for-profit businesses across multiple industry verticals (entertainment, real estate, technology and healthcare)
- **Individuals:**
  - $1MM+ in assets
  - $250K+ in income

Branch-light footprint in key markets[3]



New York
San Francisco
Los Angeles
Orange County/ San Diego

Highlights[4]

Assets	$32B
Loans	$19B[5]
Deposits	$28B
AUM / Client Assets[6]	$49B / $61B
Revenue (LTM)	$1.2B
Net income (LTM)	$248MM
CET1[7]	8.7%
Branches	75[8]
Employees	3,598
Credit ratings	Moody's A3; S&P BBB+; Fitch A-; DBRS A

(1) Barron's Magazine (2001-2014); Based on assets under management (AUM) as at June 30 (2) High net worth (HNW) individuals are defined as those having investable assets of $1MM or more, excluding primary residence, collectibles, consumables and consumer durables (3) Only core markets depicted; City National also has offices in Boston, Atlanta, Nashville, Las Vegas and Reno (4) Company filings; As at September 30, 2014; Financials prepared in accordance with U.S. GAAP (5) Excludes covered loans 6) Client assets include AUM and assets under administration (AUA) (7) Tier 1 common equity ratio based on Basel I (8) Branches as at December 31, 2014. Note: LTM – Latest twelve months ended September 30, 2014

4

City National – Positioned in attractive, high growth client segments

HNW client segment

- Fast growing and highly attractive segment
  - Growth over 8x faster than total U.S. population[(1)]
- HNW households own the majority of U.S. financial assets[(2)]

Commercial client segment

- Growth of Commercial & Industrial (C&I) loans outpacing all other loans across the industry
  - Growth over 3x faster than non-C&I loans[(3)]
- Strong U.S. corporate client balance sheets supporting annual fixed asset growth rate of 8%[(4)]

U.S. population growth[(1)]


>8x
8.9%
1.1%
Total population (5)
HNW population

Industry loan growth[(3)]


>3x
11.0%
3.1%
Non-C&I loans
C&I loans

(1) U.S. Census Bureau; RBC Wealth Management / Capgemini U.S. Wealth Report, 2014; 3-year CAGR (2010-2013) (2) U.S. Federal Reserve's Survey of Consumer Finances, 2013 (3) U.S. Federal Reserve's H8 data; 3-year CAGR (September 30, 2011 through September 30, 2014) (4) U.S. Bureau of Economic Analysis, 3-year CAGR (2010-2013) of corporate investment in private non-residential fixed assets (5) U.S. population age 18 and over

5

City National – Client strategy focused in the top high growth markets

Highlights

- City National is in the top 3 U.S. markets with the highest number of HNW households
- Leading franchise in Los Angeles and growing presence in New York and San Francisco Bay Area(1)
  - California is the 8th largest economy in the world(2)
  - New York metro is the 13th largest economy in the world with the highest HNW population in the U.S.(2)(3)

Positioned in top 3 U.S. markets

HNW population (2013; 000s) by MSA(3)



City National Bank
894
330
321
264
221
New York Metro
Los Angeles
San Francisco Bay Area(1)
Chicago
Washington D.C.

GDP of key markets 1.5x larger than Canada(2)

Total GDP (2013; $B)



Canada
1,827
Key U.S. MSAs
1,471
827
585
2,883
>1.5x
New York Metro
Los Angeles
San Francisco Bay Area (1)

Key U.S. HNW markets 4.5x larger than Canada(3)

HNW population (2013; 000s)



Canada
320
Key U.S. MSAs
894
330
321
1,545
>4.5x
New York Metro
Los Angeles
San Francisco Bay Area (1)

(1) San Francisco Bay Area includes San Francisco and San Jose MSAs
(2) World Bank Organization GDP Ranking, 2013; U.S. Bureau of Economic Analysis
(3) RBC Wealth Management / Capgemini U.S. & World Wealth Report, 2014
Note: MSA – metropolitan statistical area; Geographic entities defined by the U.S. Office of Management and Budget

6

 *  City National – Strong track record of growth(1)  (1) CAGRs over the period December 31, 2011 through September 30, 2014(2) Company filings, loan data excludes covered loans(3) U.S. Federal Reserve Board; Includes all regulated depository institutions in the U.S.  CAGR: 17.9%  CAGR: 12.2%  Strong loan growth(2) ($B)…  …~4x the industry growth  Strong deposit growth(2) ($B)…  …over 1.5x the industry growth  (3)  (2)  (3)  (2)  ~4x  >1.5x

 *  Professional services  Entertainment  Finance and insurance  Retail trade  Real estate  Commercial banking  Manufacturing  Wholesale trade  Portfolio management  Public finance  Transportation  Construction & Development  Other  City National – Well diversified and high quality loan portfolio  Highly diversified loan portfolio of $19.3B(1)(2)  Multi-industry specialization(4)  City National  Industry  Track record of strong credit performance(5)  (1) Company filings; As at September 30, 2014 (2) Excludes covered loans (3) Based on information provided by City National (4) Company filings; As at December 31, 2013 (5) SNL Financial (6) Includes all regulated depository institutions in the U.S.  Strong residential mortgage portfolio(3)  ResidentialMortgages26%  Home equity loans and lines of credit4%  C&I 45%  Commercial real estate mortgages18%  Lease financing3%  Real estate construction3%  Installment1%  Loan size  $1.0MM  FICO score  753  LTV: Property value weighted  44%  LTV: Outstanding weighted  54%  Net Charge Offs (NCOs) / Average loans  Average figures  Loans: 70% commercial, 30% consumer  (6)  (2)  Lease financing and C&I48%

 *  City National – Deposit franchise well positioned for rising rates  Deposits per branch ($MM)  Non-interest % total deposits  >2x  (2)  >4x  (2)  (1) Company filings; Deposits as at September 30, 2014, City National branches as at December 31, 2014(2) SNL Financial; Reflects median of U.S. banks with assets $10B-$50B; As at September 30, 2014(3) Excludes covered loans  Branch-light footprint with deposits per branch over 4x the median of U.S. banks(1)(2)Low cost of deposits at 3 bps vs. U.S. bank median at 27 bps(2)63% non-interest bearing deposits, over 2x the median of U.S. banks(2)  Highly asset-sensitive bank, set to benefit from economic tailwinds and rising interest rates63% non-interest bearing deposits60% floating loans(3)19% adjustable rate loans(3)  Attractive deposit franchise  Well positioned for rising rates  (1)  (1)

City National – Fast growing wealth and asset management business

- Ranked by Barron's as one of America's top 40 wealth managers for the last 14 years(1)
- Focused on serving HNW and institutional clients
- Client assets have grown at an annualized rate of 10% since 2011(2)
- Brings incremental best-in-class equity investment capabilities, such as Asian equities

Client assets over $61B(2)



CAGR: 10%
46.9
10.5
36.4
51.7
12.9
38.8
58.2
13.2
45.0
61.2
12.1
49.1
AUA
AUM
2011
2012
2013
Q3/2014

Strong fee income growth(3)



Fee income ($MM)
CAGR: 19%
161
183
231
261
2011
2012
2013
LTM

(1) Barron's Magazine (2001-2014); Based on AUM as at June 30 (2) In Q3 2014 City National sold its retirement services business which resulted in a ~$7B reduction in AUA. All AUA figures have been restated to exclude the retirement services business; Excludes City National's minority interests (3) Fee income represents trust, retirement, brokerage and mutual fund fees; LTM reflects the period from September 30, 2013 through September 30, 2014

10

Acquisition creates a powerful & scalable engine for growth

Expanding into U.S. private & commercial banking	**Premier private & commercial bank joins one of North America's leading financial services companies** ▪ Introducing City National's full suite of U.S. private and commercial banking products and services to RBC clients – ~340,000 RBC U.S. Wealth Management households – ~204,000 RBC Canadian cross-border clients – ~88,000 RBC Canadian commercial clients
Enhancing U.S. wealth & asset management platform	**Furthers RBC's strategic goal of being a leading provider of wealth and asset management solutions globally** ▪ Adding scale in wealth and asset management – Combined U.S.-based client assets of ~$320B – Brings RBC's Wealth Management segment to over $1.2 trillion in client assets globally ▪ Expanding the distribution channels for RBC and City National wealth management products – ~2,100 combined advisors ▪ Accessing RBC Capital Markets' advisory, capital raising and risk management capabilities
Extending full commercial & corporate capabilities	**Premier commercial bank joins top 10 investment bank(1)** ▪ Extending full commercial and corporate capabilities to City National's key industry verticals (entertainment, real estate, technology and healthcare) – Vertical alignment allowing for greater depth ▪ Leveraging RBC Capital Markets' market-leading platform into additional industry verticals for City National ▪ Replicate RBC's successful Canadian referral model between Commercial Banking and Capital Markets with City National and RBC Capital Markets

(1) Thomson Reuters, 2014

11

Acquisition to generate attractive long-term earnings growth

Expense synergies	▪ Consolidation of non-client facing infrastructure across City National, RBC Wealth Management and other RBC businesses ▪ Achieving scale benefits in procurement, technology and other functional areas ▪ Improving productivity via cross-sell and referrals
Deposit synergies	▪ Ability to attract additional deposits from RBC Wealth Management and Capital Markets clients ▪ Utilize low cost sweep balances from RBC U.S. Wealth Management as an additional competitive funding advantage to support future loan growth
Growth initiatives	▪ Introducing City National's private and commercial banking solutions through RBC's U.S. Wealth Management advisor and client base ▪ Leveraging RBC's platform and financial strength to increase City National's market penetration ▪ Accelerating expansion into other new high-growth markets through an expanded network

12

Transaction summary

All financial information in U.S. dollars unless otherwise stated

Purchase price	▪ Total transaction value of ~$5.4B at announcement[(1)] (C$6.6B)[(2)] ▪ $93.80 in value per City National common share[(1)], 26% acquisition premium[(3)]
Consideration	▪ RBC will acquire 100% of City National for ~$2.7B in cash and ~44MM RBC common shares – Approximately 50% cash / 50% share mix at announcement – On average $47.25 in cash and 0.7489 of an RBC common share per City National common share ▪ City National common shareholders will elect the type of consideration to be received for City National common shares, subject to proration, equalization and adjustment procedures ▪ The Goldsmith family will receive RBC common shares for the entirety of their holdings and have agreed to vote their City National shares in favour of the transaction and to hold at least 50% of RBC common shares they receive until the 3rd anniversary of closing
Transaction multiples	▪ 21.0x Price / 2015 consensus EPS ▪ 2.6x Price / Q3 2014 TBVPS
Transaction costs	▪ $181MM pre-tax ($133MM after-tax), predominantly in year 1
Estimated synergies (Net income before tax)	▪ Expense synergies: ~$70MM in year 3; ~$80MM in year 5 ▪ Deposit synergies: ~$30MM in year 3; ~$40MM in year 5 ▪ Growth initiatives: ~$90MM run rate by year 5
Returns	▪ Expected to be accretive to earnings per share (before amortization of intangibles) in the latter part of year 3 and accretive to earnings in year 2 ▪ Engine for growth: Loan, deposit, revenue and earnings growth expected to be, on average, greater than 10% through 2020
Capital impact	▪ No impact to ongoing capital management program ▪ At closing, Common Equity Tier 1 ratio expected to remain broadly in line with current level (9.9% as at October 31, 2014)
Main approvals	▪ Regulatory: OSFI, Federal Reserve Board ▪ City National shareholder approval (50.1%)
Expected closing	▪ Calendar Q4 2015, subject to customary closing conditions and approvals

(1) Based on RBC's closing price on January 21, 2015 (NYSE: $62.16)
(2) Based on an exchange rate of C$1.23 per U.S. dollar
(3) Based on City National's closing price on January 21, 2015 (NYSE: $74.57)

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*  Enhances RBC’s U.S. presence and accelerates franchise growth  (1) Thomson Reuters, 2014  Enhances and complements RBC’s U.S. presence and creates expansion platform for long-term growth  Premier private & commercial bank joins one of North America’s leading financial services companies Expanding into U.S. private & commercial banking  Enhancing U.S. wealth & asset management platformFurthers RBC’s strategic goal of being a leading provider of global wealth solutions  Premier commercial bank joins top 10 investment bank(1)Extending full commercial & corporate capabilities

 *  Investor Relations Contacts  *  Please visit us at:www.rbc.com/investorrelations  Amy Cairncross, VP & Head  amy.cairncross@rbc.com  (416) 955-7803  Lynda Gauthier, Director  lynda.gauthier@rbc.com  (416) 955-7808  Stephanie Phillips, Director  stephanie.phillips@rbc.com  (416) 955-7809